UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170260

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Re: Target Corporation
Incoming letter dated February 24, 2017

Dear Ms. Chiu:

This is in response to your letter dated February 24, 2017 concerning the shareholder proposal submitted to Target by John Chevedden. We also have received a letter from the proponent dated February 27, 2017. On February 10, 2017, we issued a no-action response expressing our informal view that Target could not exclude the proposal from its proxy materials for its upcoming annual meeting because we were unable to conclude that Target had met its burden of establishing that it could exclude the proposal under rule 14a-8(i)(10). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Target's policies, practices and procedures compare favorably with the guidelines of the proposal and that Target has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Target Corporation (TGT)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 20, 2017 no-action request and February 24, 2017 request for reconsideration.

The company was alerted to a critical defect in its original argument by the proponent on January 20, 2017 – the same day of its no action request:

"The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. Not even a guesstimate. The company has the burden of proof."

Now more than 30-days later the company purports to have data but no source for its data. Plus the unsupported company "data" is incomplete because it leaves the door open that certain groupings of shareholders, only as group, meet the 3-year holding period and that continuous stock ownership does not apply to the no-source company "data."

For instance the company does not claim that it is permissible that while a fund #1 was selling its 3-year old stock that meanwhile a fund #2 had equal shares held for 2.9 years that aged past the 3-year mark in order to keep up the overall group average.

Plus if the company does provide additional information on 54 purported separate instances of 0.15% holdings of the outstanding stock held *continuously* for 3-years – the company will inadvertently demonstrate how easy it is to come up with this type of verifying information and will disprove its 100% reason to object to the vetting of only 30 additional proxy access participants – "administrative complexity" per page 6 of the original January 20, 2017 no action request. The so-called administrative complexity will be less the complexity of a no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Andrew Neuharth <Andrew.Neuharth@target.com>

The existing Company Proxy Access Bylaw permits a group of shareholders who own at least 3% of the Company's outstanding common stock continuously for at least three years to use the proxy access right. Accordingly, the only requested amendment to the Bylaws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company, three of the Company's institutional shareholders have each owned more than 5% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 39% of the Company's outstanding common stock. The concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. For example, 19 of the Company's shareholders have held more than 0.5% of the Company's outstanding shares for at least three years, and any six of those 19 shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by

NO SOURCE

NO SOURCE

combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination. Equally important, the 20-shareholder aggregation limit provides ample opportunity for all shareholders to use proxy access because of the large number of combinations that they could have with 19 of the Company's other shareholders to meet the 3% threshold.

To illustrate the ease of forming a nominating group, as of December 31, 2016, the Company had approximately 557,911,434 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, approximately 16,737,344 shares. A group requiring 20 shareholders would therefore hold an average of approximately 836,868 shares per member, or 0.15% of the common stock outstanding. Approximately 54 shareholders have owned at least 836,868 shares for three years. There are innumerable combinations that would allow the Company's 54 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 54 shareholders, in innumerable combinations, to form a nominating group.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group from 836,868 shares (or 0.15% of the common stock outstanding) to 334,747 shares (or 0.06% of the common stock outstanding). In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting that:

"...we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data

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Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

February 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Re: Target Corporation
Request for Reconsideration – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Target Corporation, a Minnesota Corporation (the "**Company**"), we are writing to request that the Staff of the Division of Corporation Finance (the "**Staff**") reconsider its response expressed in the Staff's letter dated February 10, 2017, denying the Company no-action letter relief under Rule 14a-8(i)(10) with respect to the Proposal submitted for inclusion in the Company's 2017 Proxy Materials. The Company submitted an initial no-action letter request to the Staff on January 20, 2017 (the "**Initial Letter**"). For ease of reference, capitalized terms used in this letter but not defined herein have the same meanings ascribed to them in the Initial Letter.

We hereby respectfully request on behalf of the Company that the Staff reconsider the position taken in the Initial Letter. In support of such request, we have identified additional arguments and lines of analysis that were not addressed by the Company in the Initial Letter. The Staff recently determined that substantially identical proposals submitted to several other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "compare favorably with the guidelines of the proposal" and, therefore, "substantially implemented the proposal." *See Eastman Chemical Co.* (Feb. 14, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *Northrop Grumman Corp.* (Feb. 17, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Raytheon Co.* (Feb. 21, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017) and *United Continental Holdings, Inc.* (Feb. 10, 2017) (collectively, the "**Amend Proxy Access Letters**"). We note that in fact other than references in the supporting statement to company-specific matters, the Proposal is identical to those received by Reliance Steel & Aluminum Co. and The Dun & Bradstreet Corp.

THE PROPOSAL

The Proposal requests that the Company's Board take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of the Company's stock owned continuously for 3-years in order to make use of shareholder proxy access.

REASON FOR EXCLUSION OF PROPOSAL

A. Background

As discussed in the Initial Letter, the Company adopted the Company Proxy Access Bylaw on November 11, 2015. The Company Proxy Access Bylaw permits a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the Bylaws are satisfied.

Because the Company Proxy Access Bylaw already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "**aggregation limit**"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

As discussed in the Initial Letter, Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g.*, *Walgreen Co.* (Sept. 26, 2013). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g.*, *Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.*

(Feb. 12, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

C. The Company's Bylaws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access discussed in Section B., the company responded to the shareholder's proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g.*, *Reliance Steel & Aluminum Co.* (Feb. 10, 2017) (permitting exclusion of a proposal identical to the Proposal (other than references in the supporting statement to company-specific matters) where the company already adopted a proxy access bylaw that compared favorably with the guidelines of the proposal); *Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (June 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its bylaws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing bylaws already achieve the essential objective of the proposal. *See Amend Proxy Access Letters.*

The existing Company Proxy Access Bylaw permits a group of shareholders who own at least 3% of the Company's outstanding common stock continuously for at least three years to use the proxy access right. Accordingly, the only requested amendment to the Bylaws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company, three of the Company's institutional shareholders have each owned more than 5% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 39% of the Company's outstanding common stock. The concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. For example, 19 of the Company's shareholders have held more than 0.5% of the Company's outstanding shares for at least three years, and any six of those 19 shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination. Equally important, the 20-shareholder aggregation limit provides ample opportunity for all shareholders to use proxy access because of the large number of combinations that they could have with 19 of the Company's other shareholders to meet the 3% threshold.

To illustrate the ease of forming a nominating group, as of December 31, 2016, the Company had approximately 557,911,434 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, approximately 16,737,344 shares. A group requiring 20 shareholders would therefore hold an average of approximately 836,868 shares per member, or 0.15% of the common stock outstanding. Approximately 54 shareholders have owned at least 836,868 shares for three years. There are innumerable combinations that would allow the Company's 54 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 54 shareholders, in innumerable combinations, to form a nominating group.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group from 836,868 shares (or 0.15% of the common stock outstanding) to 334,747 shares (or 0.06% of the common stock outstanding). In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting that:

"...we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data

(November 24, 2009), available at http://www.sec.gov/comments/s7-l0-09/s7l009-S76.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 50 at those companies would enhance the ability of shareholders to form nominating groups. The Proposal's supporting statement focuses on the ability of public pension funds in general to utilize proxy access provisions at most companies examined by the Council of Institutional Investors, without any argument that public pensions funds do not have meaningful proxy access under the Company Proxy Access Bylaw in particular. Currently, the Company's 15 largest public pension fund shareholders own, in the aggregate, approximately 2.79% of the Company's outstanding common stock. As a result, these funds could meet the 3% ownership threshold for a group under the existing shareholder aggregation provision in the Company Proxy Access Bylaw by finding the support of a relatively small number of additional shareholders. Like the Company's shareholders in general, the Company's largest pension fund shareholders therefore do have meaningful proxy access under the existing Company Proxy Access Bylaw, which effectively satisfies the underlying concerns and essential objectives of the Proposal and makes exclusion of the Proposal under Rule 14a-8(i)(10) appropriate.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 370 public companies that adopted proxy access between January 2015 and February 2017, over 92% adopted an aggregation limit of 20 shareholders or fewer. A 20-shareholder aggregation limit is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc., the publicly-traded parent companies of some of the largest institutional shareholders in the United States.

In making its own determination regarding the appropriate terms of the Company Proxy Access Bylaw, the Board reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. Before adopting the Company Proxy Access Bylaw, the Board solicited input regarding the Company Proxy Access Bylaw from the Company's largest institutional shareholders. In no case did any shareholder object to or suggest a revision of the 20-shareholder aggregation limit. In light of this, the Board concluded that the 20-shareholder aggregation limit balanced appropriately the Company's interests in efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company Proxy Access Bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Company Proxy Access Bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

The Company requests that the Staff reconsider its no-action response and confirm that no action will be taken action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4908 or ning.chiu@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Ning Chiu

Attachment

cc w/ att: Andrew J. Neuharth, Target Corporation

John Chevedden

#89374604v8
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